INNOVAGE HOLDING CORP.

March 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Fay
Kate Tillan
Abby Adams
Laura Crotty

Re:	InnovAge Holding Corp.
Registration Statement on Form S-1
Originally Filed February 8, 2021
CIK: 0001834376

Ladies and Gentlemen:

InnovAge Holding Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-252853, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on March 3, 2021 or as soon thereafter as practicable.

* * * *

Please contact Robert E. Goedert of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

InnovAge Holding Corp.

By:	/s/ Maureen Hewitt
Name:	Maureen Hewitt
Title:	President and Chief Executive Officer